UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 16, 2016, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) held its 2016 Annual General Meeting of Shareholders (the “Annual Meeting”). All proposals submitted by Sapiens’ Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the Annual Meeting (which were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 13, 2016) (the “Proxy Statement”), were approved at the Annual Meeting, including:

1.	Re-election to Sapiens’ Board of Directors of each of Guy Bernstein, Eyal Ben-Chlouche, Roni Al Dor, Yacov Elinav, Uzi Netanel, Naamit Salomon and United International Trust N.V., each for a term expiring at Sapiens’ next annual general meeting of shareholders.

2.	Approval of the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2015.

3.	Adoption of the Company’s Consolidated Balance Sheets as of December 31, 2015 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

4.	Approval of the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2015.

5.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2016 and until Sapiens’ next annual general meeting of shareholders, and authorization of the Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

6.	Approval of the distribution of a dividend by the Company in an amount of $0.20 per Common Share, or approximately $10 million in the aggregate, to be paid in cash on June 1, 2016 to all shareholders of record as of May 19, 2016.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

As previously disclosed by the Company, as result of the approval received at the Annual Meeting, Sapiens will be distributing a dividend of $0.20 per Common Share on June 1, 2016 to each shareholder of record on May 19, 2016. As further disclosed in the Proxy Statement, the dividend may be subject to withholding tax under U.S. and/or Israeli law (as applicable) at varying rates of up to 28% or 30%, respectively (depending on the tax status of the shareholder and the certification provided by the shareholder in Form W-9 or Form W-8 of the U.S. Internal Revenue Service, or in instructions provided in a valid withholding certificate issued by the Israel Tax Authority, if and as applicable).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: May 16, 2016	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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